UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42572

AsiaStrategy

(Translation of registrant’s name into English)

33/F Sunshine Plaza
353 Lockhart Road, Wan Chai, Hong Kong
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Departure and Appointment of Independent Director

On February 28, 2026, the board of directors of AsiaStrategy (Nasdaq: SORA) (the “Company”) received the resignation of Mr. Xiaojun Wang as an independent director of the Company. There were no disagreements that caused Mr. Wang’s resignation. The board would like to express its gratitude to Mr. Xiaojun Wang for his service during his tenure as an independent director of the Company.

On February 28, 2026, the board of directors of the Company appointed Mr. Yunming Tao as an independent director of the Company. Mr. Tao was also appointed to replace Mr. Wang as a member of the audit committee, a member of the compensation committee, and chairperson of our nominating committee on our board.

Mr. Tao specializes in corporate law, including corporate governance, corporate finance, M&A, international transactions, labor and taxation, intellectual property rights, dispute resolution and litigation, liquidation and business restructuring. He has served as legal advisor to dozens of Japanese companies and Japanese-affiliated corporations, and his practice covers a wide range of services, including supporting investment in China, supporting Chinese companies’ investment in Japan, and various other cross-jurisdictional transactions. He is currently affiliated with Japan Alpha Partners Law Office, and has previously practiced with Mitsui Yasuda Law Office, Anderson Mori Law Office, Beijing Zhonglun Law Office, Shanghai Shenglian Law Office. Mr. Tao holds a law degree from the Hosei University Faculty of Law in Japan and a graduate degree from Waseda University.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2026	AsiaStrategy

	By:	/s/ Jason Kin Hoi Fang
	Name:	Jason Kin Hoi Fang
	Title:	Co-Chief Executive Officer and Director

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